Dodie Kent
                                          Vice President and Counsel
                                          212-314-3970
                                          Fax:  212-707-1791


March 2, 2006


Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: Separate Account VA of The Equitable of Colorado, Inc. Registration Nos. 333-72381/811-09233

Commissioners:

The Equitable of Colorado, Inc. pursuant to Rule 477 under the Securities Act of 1933 ("1933 Act") requests the withdrawal of its initial Registration Statement submission made on Form N-4 on February 16, 1999, accession number 0000950136-99-000185. No securities were sold and/or contracts issued in connection with this offering.

Please contact the undersigned at (212) 314-3970 if there are any questions in connection with this matter.

Very truly yours,



/s/ Dodie Kent
----------------
Vice President
and Counsel